Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement Nos. 333-40370, 333-116362 and 333-138411, on Form S-8 of our report dated April 25, 2008 (May 28, 2008, as to the effects of discontinued operations discussed in Note 14), relating to the consolidated financial statements of Tutor-Saliba Corporation and subsidiaries as of December 31, 2007 and 2006 and each of the three years in the period ended December 31, 2007 (which report expressed an unqualified opinion and included an explanatory paragraph related to the change in method of reporting investments in construction joint ventures) appearing in this Current Report on Form 8-K/A Amendment No. 1 of Perini Corporation.

/s/ Deloitte & Touche LLP

Los Angeles, California

October 15, 2008